Mail Stop 6010

							June 29, 2005


David A. Walker
President
Enable IPC Corporation
25030 Avenue Stanford, Suite 240
Valencia, CA  91355

Re:	Enable IPC Corporation
	Registration Statement on Form SB-2
	File No. 333-125504

Dear Mr. Walker:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

4. Do you intend to update this prospectus to keep it current for the benefit of the selling shareholders after the expiration of the primary offering?

Cover Page

5. Please indicate the price of the common stock you intend to offer via the registration statement in the primary offering on the cover page. We note you have disclosed a fixed price of $.50 per share.

6. With respect to the shares to be sold by selling shareholders, please disclose, if true, that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Our Company, page 2
7. Please revise your summary section to also discuss any negative aspects of your company`s strategy and prospects, including your losses, lack of operating history, lack of revenues and need to raise significant capital to implement your business strategy. In the alternative, please remove the discussion contained in your third sentence to your Business section.
Risk Factors, page 4
8. Please reorganize your Risk Factors section into 3 different sections. The first section should be Risks Related to the Business, the second section should be Risks Related to the Industry and the third should be Risks Related to the Common Stock.

9. We note the statement regarding the "going-concern" opinion from your auditors` independence report. Please add a separate risk factor discussion that discusses the risks and consequences stemming from your auditors` "going-concern" opinion.
10. With respect to your primary offering, please consider adding a risk factor that new investors will:

* Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
* Contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.

      In the alternative, please explain to us why no such risk factor is necessary.

11. We note from page 13 that you do not plan to pay dividends. Please consider including a risk factor stating that any profit from an investment in your company will need to come from an increase in share value. In the alternative, please explain to us why you do not believe this risk factor is necessary.

"We are an early stage company, and have a limited operating history
on which . . . . .," page 4

12. Please revise this risk factor heading and discussion to provide that you have no products currently available for commercial sale and if true, that you do not expect to have commercial products in the near future.

13. We note your statement instructing investors to "consider risks and uncertainties frequently encountered by early stage companies in new and rapidly evolving markets." Please expand your discussion to briefly discuss the types of risks and uncertainties frequently encountered by early stage companies.

"We expect losses for the foreseeable future," page 4

14. Please revise your heading to reflect that you may never achieve profitability.

15. You indicate that you plan to invest in additional employees
and
to build your infrastructure to comply with the requirements of being
a publicly traded company.  To the extent possible, please
quantify
the number of additional employees you intend to hire in the next
12
to 18 months. Please also explain what you mean by the language "build our infrastructure to comply with the requirements of a being a publicly traded company." Please also provide similar disclosure in your Liquidity and Capital Resources section.

"We need additional capital," page 4

16. Please revise this heading to reflect the consequences to your business if you do not obtain additional capital.

17. Please also state how long your operations will continue to run with your current cash and capital resources. Please provide similar disclosure in your Liquidity and Capital Resources section.

18. Please disclose when you intend to raise the identified capital funds. You should put your cash needs in a context by stating the amount of cash you currently have available to you and the average amount of cash you are using on a monthly basis.

19. Each risk factor should discuss one risk. We note this risk factor discusses the separate risk that if you issued additional capital, the dilution consequences of such an issuance; and the separate risk of debt financing, which may involve unfavorable financial terms or significant restrictive covenants. Please revise this section such that each of these risk factors is presented separately.

"Establishing our revenues and achieving profitability will depend on
our ability . . . .," page 5

20. You state that you may be required to seek regulatory clearance or approval for new products. Please identify the approvals you may need, including the proposed product and the agency giving the approval. Please provide similar disclosure in your Government
Regulation section of your document.

"Competition for experienced personnel is intense and our
inability
to attract and . . . .," page 5

21. Please identify the "other key employees" you are referring to as you indicate in your Employees section that you have one person in management and administration. Please also revise to clarify the inconsistent statements in these two sections.
22. Please indicate if you maintain or intend to maintain any employment agreements or any key life insurance policies.
23. To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

"We may be unable to compete effectively with other companies in our
market . . . .," page 6

24. If you are aware of any specific competition, products in development or new products that your competitors provide or will soon provide, disclose these competitive threats and the potential impact of these products or product introductions on your business.
"If we are unable to effectively manage our growth, we may
experience
.. . . .," page 8

25. Please indicate the approximate timing of when you intend to "rapidly and significantly" expand your operations, to the extent possible.

"If we are unable to successfully protect our inventions through the
issuances . . . .," page 9
26. Please identify any key patents you maintain or have pending as
well as the expiration dates of such patents. To the extent that you
have no patents, please so indicate. Please also provide similar disclosure in the section entitled," Intellectual Property" on page
27 of the document.
"Acquisitions may disrupt or otherwise have a negative impact on our
.. . . .," page 10
27. Please highlight the company`s lack of/limited experience in identifying quality acquisition candidates, successfully acquiring them and integrating them into your current infrastructure.

"Anti-takeover provisions and our right to issue preferred stock could make . . . .," page 10
28. It appears that the more significant risk to investors is how these measures may prevent or frustrate attempts to replace or remove the current management of the company by shareholders. Revise this risk factor heading and accompanying disclosure to disclose more clearly the possibility of entrenchment of management.

"Our common stock price is likely to be highly volatile; our stock will be . . . .," page 10

29. We note the disclosure you include in the bullet points of this risk factor. It appears each of these factors warrant separate discussion as risk factors. Please consider adding a risk factor discussion for each of the items listed in the bullet point section of this section. To the extent you do not believe each factor warrants separate discussion, please supplementally explain to us why.

"Additional shares held by existing stockholders may be sold into the
public . . . .," page 11

30. Please revise to include the number of your presently outstanding shares, the number that will be freely tradable after the effectiveness of this registration statement and the number that will be subject to Rule 144.

Use of Proceeds, page 12
31. Please disclose more specific information of the proceeds you plan to use for the categories you list in this section. For example, disclose the approximate amount and timing of such expenditures. In addition, with regard to working capital, do you plan to acquire new products or technologies? Please also indicate what stage in development of your key products you expect to be after the expenditure of these proceeds.
32. The use of proceeds discussion is based on the assumption that you will sell all of the shares offered. Please expand the discussion to indicate how the use of proceeds may change in the event only a quarter and half of the shares offered are sold, respectively.

Management`s Discussion and Analysis, page 15
33. Please address the topics required by Item 303 of Regulation S-B, including expected significant infrastructure changes during this period (e.g. increase/decrease in number of employees and plant start
up) and a discussion of off-balance sheet arrangements that are reasonably likely to have a current or future effect on the Company`s financial condition, revenues, results of operations, liquidity, capital expenditures that is material to investors or state that none exist.
34. Please include a table of contractual obligations.
35. Please describe the research and development you will perform for the next twelve months, as required by Item 303(a)(1)(ii) of Regulation S-B.
36. Please disclose your future minimum annual royalty payment obligations under the technology assignment agreement, as required by
Item 303(b)(1)(i) of Regulation S-B.

Liquidity and capital resources, page 16
37. Please update the discussion concerning the completion date of your research and development.

Business, page 18

38. You indicate that your initial product will be a thin film lithium battery developed from licensed technology. Please indicate when you expect to initiate commercial sale of this product, including the present development status of this product. Please also provide the material terms of this agreement in an appropriate area of your Business section.
39. Please expand the discussion to describe the technology you acquired from Dr. Choi. In this regard, we note the discussion contained in exhibit 10.1. Please include a discussion of positive and negative aspects of the technology.

Industry Information, page 19

40. Please provide us with a copy of the Isidor Buchmann "Battery University" to support your statement that "LiIon are the `fastest growing and most promising battery chemistry.` Please also provide the journal cited to that supports the statements you make in the last paragraph on page 19 and the first paragraph on page 20. Please ensure that the information you provide us is marked to show where you derived your statements.

Products, page 22

41. You indicate that you have entered into an assignment for a patent for a new technology with respect to the LicCoO nanowires. Is this patent in addition to the rights obtained from Dr. Choi as set forth on page 27 under the heading "Intellectual Property?" If so, please identify the patent, the expiration date and the entity that you received the patent from. Please also file the assignment agreement as an exhibit and provide the material terms of this agreement in this section. If not, it appears that you should revise the disclosure in this section and throughout the document where you make similar disclosure that Dr. Choi only has a patent application and not an actual patent. In this regard, please also disclose the date the patent application was filed by Dr. Choi.

      Additionally, if Dr. Choi`s assignment involves technology separate from that described as developed by ORNL, please also clarify how the two technologies relate, how you intend to use and/or develop Dr. Choi`s device, and on which one you intend to focus your development efforts.

42. In view of your limited experience and operation, tell us the basis for the statements you make in the last paragraph on page
22.

Marketing and Distribution, page 25

43. Please explain what you mean by "OEM."

Government Regulation, page 27

44. We note that you have not provided any discussion under this heading. Please advise us.

Employees, page 27

45. You indicate that you utilize outside consultants for your research and development activities. To the extent you are dependent on any one consultant or group of affiliated consultants, please add a risk factor discussing the risks and consequences stemming from your dependence on such consultants. In the alternative, please explain to us why no such risk factor disclosure is necessary.

Management, page 28

46. Please provide the dates of employment, including place of employment and title, for the last five years for Dr. Sung Choi.

Certain relationships and related transactions, page 33
47. Please expand the discussion to describe the terms of Dr.
Choi`s
consulting agreement.

Principal Stockholders 33
Selling Stockholders, page 34
48. Please disclose the natural person who has voting and investment power over the shares held by Rastiff Business Ventures, Inc. Selling Stockholders, page 34
49. If any selling shareholders are registered broker-dealers, please revise to identify such parties as underwriters. The only exception to this position is if the selling shareholder received the shares as underwriting compensation.
50. If any of the selling shareholders are affiliates of broker-dealers, please revise to state that the selling shareholder received the shares in the ordinary course of business and has not agreement to directly or indirectly engage in a distribution of the shares. If a selling shareholder is not able to make such representations, then revise to identify such selling shareholder as an underwriter.

51. We note the information in Part II of your registration statement concerning the issuance of privately placed securities to your founders. If any of the selling shareholders are founders of your company, please so indicate.
52. Please provide a brief description of how all of your selling shareholders acquired the securities listed in this section. We note your have provided this disclosure for Dr. Choi.

Plan of Distribution, page 37
53. It appears that you are relying on Rule 3a4-1 of the Exchange Act. Please provide us with a detailed analysis on how you meet the requirements of that rule.
54. Please refer to your statement that the selling shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. Please confirm your understanding that the Company may substitute new names for the names of selling stockholders by means of a Rule 424(b) prospectus only if:

* the change is not material;
* the number of securities or dollar amount registered does not change; and
* the new owners` securities can be traced to those covered by this registration statement.

Please be advised that you may not use a prospectus supplement to add selling stockholder to the registration statement if their ownership cannot be traced to securities registered in the original registration statement.

55. You indicate in this section that some of the shares you are registering will be issued upon the exercise of warrants. This statement appears inconsistent with the disclosure you make in the section of your document entitled "Shares Eligible for Future Sales" on page 38, where you state that you have no warrants outstanding. Please revise to eliminate the inconsistent statements.

Financial Statements, page 40

Report of Independent Registered Public Accounting Firm, page F-1
56. Please describe, in your footnotes, your plans regarding the matters that raise substantial doubt about your ability to continue as a going concern, as mentioned in the audit report. In addition, please disclose, in your MD&A, your plans to resolve the doubts and discuss your ability or inability to generate sufficient cash to support your operations during the twelve month period following the date of your financial statements. In both regards, please refer to
Financial Reporting Codification Section 607.02.

1.  Description of Business, History and Summary of Significant
Policies, page F-6
57. Please disclose when your fiscal year ends.
58. Please disclose your policy for research and development costs.
In so doing, please disclose how you consider the test of alternative future use, in paragraph 11(a) or 11(c) of SFAS 2, in charging acquired in-process research and development to expense. In this regard, please consider paragraph 5 of FIN 4 and clarify your disclosure on page 19.

Intangible Assets, page F-7
59. Please disclose how and when you evaluate the remaining useful life of intangible assets, as required by paragraph 14 of SFAS 142.
In addition, please disclose how and when you determine whether the remaining balance should be evaluated for possible impairment, as per paragraphs 7 through 24 of SFAS 144 and as you disclosed for your fixed assets.

3.  Intangible Assets, page F-10
60. Please tell us the following about the amount capitalized as a patent:

* Whether Sung H. Choi would have otherwise been a shareholder. If so, whether the amount was consistent with his amortized cost or the amount that he would have had in his accounts if he had prepared financial statements using GAAP for business entities. If not, why not and how the amount was determined.

* Whether the amount should have included the present value of the future minimum annual royalty payments disclosed on page F-11, whether this present value should have been recognized as a liability, and whether this present value should have reduced the amount attributed to the stock issued.

* Whether the amount relate solely to a patent, as page F-10 refers to a "patent assignment agreement", or whether the amount also relates to technology, as page F-10 refers to you acquiring "certain technologies used in" your business and as page F-11 refers to a "technology assignment agreement." If any of the amount relate to technology, why the amount was not charged to expense as acquired in-process research and development with no alternative future use.

* The applicability of and your compliance with specific paragraphs of APB 29, SFAS 2, SFAS 5, FIN 4, SFAS 142, and any other relevant literature.

   4.  Common Stock, page F-10
61. For each issuance involving noncash consideration, please disclose the nature of the consideration and the basis for assigning amounts, as per paragraph 11(d)(3) of SFAS 7.
62. Please provide us with an itemized chronological schedule showing each issuance of common stock and other equity instruments, if any, from March 17, 2005 through the date of your response. Please provide the following information separately for each equity issuance:

* The date of the transaction;
* The number of equity instruments issued;
a. The exercise price or per share amount paid;
* Management`s fair market value per share estimate and the significant factors, assumptions, and methodologies used in determining fair value;
* The identity of the recipient, indicating if the recipient was a related party;
* Nature and terms of concurrent transactions;
* The amount of any compensation or interest expense element; and,
* Significant factors contributing to the difference between the fair value as of the date of each grant and fair value as of the date of your response.

Recent Sales of Unregistered Securities, page II-1
63. Please revise to identify by name the individuals whom securities were issued to in this section.
64. We note your disclosure that the individual who you issued shares for the assignment of certain technology, who we presume is Dr. Choi, represented to you that the shares were being acquired for investment purposes. In this regard, tell us why Dr. Choi is registering those securities for resale in this Form SB-2 after only three months. Also, please disclose the identity of the person who received shares for the technology.
Signature Page
65. Please note that your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain these signatures. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions accounting questions to Ibolyla Ignat at
(202)
551-3656 or Oscar Young, at (202) 551-3622. Direct all other questions to Song P. Brandon at (202) 551-3621, John Krug at (202) 551-3862, or me at (202) 551-3710.

								Sincerely,



								Jeffrey Riedler
									Assistant Director

cc:  	Cathryn S. Gawne, Esq.
	Silicon Valley Law Group
	25 Metro Drive, Suite 600
	San Jose, CA  95110

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David A. Walker
President
Enable IPC Corporation
June 29, 2005




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